April 21, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes, Assistant Director

Ms. Tara Keating Brooks

Ms. Mary Beth Breslin

Re:	Baxalta Incorporated

Registration Statement on Form S-4

Filed March 21, 2016

File No. 333-210320

Dear Ms. Hayes:

On behalf of Baxalta Incorporated (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated April 15, 2016, relating to the Company’s Registration Statement on Form S-4 submitted to the SEC on March 21, 2016 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which reflects the responses to the comments received by the Staff and certain updated information.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the response. Page number references in the responses refer to page numbers in Amendment No. 1. Defined terms used but not otherwise defined herein have the meanings ascribed to those terms in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 21, 2016

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31. Will I be taxed on the shares of Baxalta common stock that I receive, page 12

1.	We note your disclosure that holders of Baxter common stock who participate in the exchange offer will recognize no gain or loss for U.S. federal income tax purposes upon receipt of shares in the exchange offer, assuming the exchange offer qualifies as tax-free under Sections 355 and 361 of the Internal Revenue Code. The disclosure should not contain assumptions regarding conclusions of law that underlie the ultimate opinion as to the tax consequences to holders. Please revise your disclosure accordingly.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised its disclosure on pages 12, 19, 31 and 181 of Amendment No. 1. The Company also notes that it has revised its disclosure to clarify that U.S. holders of Baxter common stock who participate in the exchange offer and continue to hold the Company’s common stock at the closing of the merger of the Company with Shire (which is expected to take place in early June 2016, shortly after the expected close of the exchange offer in late May 2016) will recognize gain or loss for U.S. federal income tax purposes upon the receipt of cash and Shire Securities in exchange for such shares of the Company’s common stock.

U.S. Federal Income Tax Consequences, page 181

2.	We note your statement in the first paragraph of this section that it describes “certain” U.S. federal income tax consequences to holders of Baxter common stock that exchange shares of Baxter for shares of Baxalta pursuant to this exchange offer. Please revise to state that you have described all material tax consequences and, if necessary, revise your disclosure accordingly.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised its disclosure on page 180 of Amendment No. 1 to remove the word “certain” as requested above.

Exhibits, page II-5

3.	Please file the tax opinion required by Item 601(b)(8) of Regulation S-K with respect to the material tax consequences to holders of Baxter shares who participate in the exchange offer, or tell us why you do not believe one is required to be filed.

Response to Comment 3:

The Company has considered Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19 (“Bulletin 19”) and believes that a tax opinion as to U.S. tax laws is not required for the reasons described below.

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 21, 2016

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Item 601(b)(8) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Bulletin 19 states that “information is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” This includes “mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers).” Bulletin 19, however, clarifies that “when a registrant represents that an exchange offer or merger is a taxable transaction, no opinion of counsel or accountant is required.” In these cases, “the registrant . . . does not have to expertize the disclosure by providing an opinion of counsel or accountant.”

As described more fully in Amendment No. 1, the Company expects that, upon the consummation of the merger of the Company with Shire, which is expected to close in early June 2016 (shortly after the expected close of the exchange offer in late May 2016), U.S. holders of Baxter common stock who participate in the exchange offer and continue to hold the Company’s common stock at the closing of the merger will recognize gain or loss for U.S. federal income tax purposes upon the receipt of cash and Shire Securities pursuant to the merger. Because U.S. holders of Baxter common stock who receive the Company’s common stock pursuant to the exchange offer would shortly thereafter recognize gain or loss for U.S. federal income tax purposes on receipt of cash and Shire Securities in exchange for such common stock upon closing of the merger, the Company believes that a reasonable investor would not consider the qualification of the exchange offer as tax-free to be important in deciding whether or not to tender Baxter common stock for the Company’s common stock in the exchange offer. Put differently, a reasonable investor would consider the exchange offer akin to a taxable transaction given that the merger with Shire is expected to close shortly after the close of the exchange offer.

General

4.	Please note that our Division’s Office of Mergers and Acquisitions may provide additional comments in a separate comment letter.

Response to Comment 4:

The Company acknowledges the Staff’s comment.

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Division of Corporation Finance

U.S. Securities and Exchange Commission

April 21, 2016

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Please do not hesitate to call me at (312) 701-7363 with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses.

Respectfully submitted,

/s/ David A. Schuette
David A. Schuette

cc:	Stephanie Miller (Baxalta Incorporated)

David Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP